Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-198572

Sempra Energy

Final Term Sheet

June 6, 2017

3.250% Notes due 2027

This free writing prospectus relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated June 6, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated September 4, 2014 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra Energy (the “Company”)

Anticipated Ratings:[1]	Baa1 (stable) by Moody’s Investors Service BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings

Trade Date:	June 6, 2017

Settlement Date:	June 9, 2017 (T+3)

Securities Offered:	3.250% Notes due 2027

Aggregate Principal Amount Offered:	$750,000,000

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2017

Coupon:	3.250%, accruing from June 9, 2017

Maturity:	June 15, 2027

Benchmark Treasury:	2.375% due May 15, 2027

Benchmark Treasury Yield:	2.136%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	3.286%

Price to Public:	99.694%, plus accrued interest, if any

Optional Redemption Provision:	Prior to March 15, 2027 (the “Par Call Date”), make whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. On and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

CUSIP:	816851 BA6

ISIN:	US816851BA63

Total Net Proceeds:	Approximately $742.8 million, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Company

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BBVA Securities Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.